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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   --------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                WINTHROP APARTMENT INVESTORS LIMITED PARTNERSHIP
                               (Names of Issuers)

                            LON-WAI ASSOCIATES L.L.C.
                       (Names of Persons Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Titles of Classes of Securities)

                                      NONE
                    (CUSIP Numbers of Classes of Securities)

                                Michael L. Ashner
                            LON-WAI Associates L.L.C.
                             100 Jericho Quadrangle
                                    Suite 214
                          Jericho, New York 11735-2717
                                 (516) 822-0022
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Mark I. Fisher, Esq.
                              ROSENMAN & COLIN LLP
                               575 Madison Avenue
                             New York, NY 10022-2585
                                 (212) 940-8800

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                  This statement is filed in connection with (check the
appropriate box):

                  a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

                  b. |_| The filing of a registration statement under the Securities Act of 1933.

                  c.  |X|  A tender offer.

                  d.  |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|


                            Calculation of Filing Fee


                     Transaction Valuation/1/           Amount of Filing Fee
                          $3,390,000                            $678


|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:____________         Filing Party:  _________________

Form or Registration No: __________         Date Filed:    _________________


-----------
/1/ The filing fee was determined by computing the maximum number of Units (113) that can be purchased in connection with this offer multiplied by the cash offering price per Unit ($30,000) and dividing the resultant transaction value by 1/50 of 1% in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended.


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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement is being filed by LON-WAI Associates, L.L.C. (the "Purchaser") in connection with the offer to purchase (the "Offer to Purchase") outstanding units of limited partnership interest ("Units") of Winthrop Apartment Investors Limited Partnership (the "Partnership"). The Purchaser is an affiliate of WAI Associates Limited Partnership, a general partner of the Partnership. The Partnership is the issuer of the class of securities which is the subject of the Rule 13e-3 transaction.

         As an exhibit to this Rule 13e-3 Transaction Statement, the Purchaser is filing with the Securities and Exchange Commission an Offer to Purchase the Units. The information contained in the Offer to Purchase is incorporated by reference in answer to the items in this Rule 13e-3 Transaction Statement. The Cross-Reference Sheet set forth below shows the location in the Offer to Purchase of the information required to be included in response to the items of this Rule 13e-3 Transaction Statement. The information contained in the Offer to Purchase, including all appendices and schedules thereto, is hereby expressly incorporated herein by reference, and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Purchase and the appendices and schedules thereto.


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                              CROSS REFERENCE SHEET
              (Pursuant to General Instruction F to Schedule 13E-3)

Schedule 13E-3 Item

Number and Caption                                            Caption in Offer to Purchase
------------------                                            ----------------------------
Item 1.     Issuer and Class of Security
            Subject to the Transaction

            (a)......................       Cover page; "THE TENDER OFFER - Section 7.  Certain Information Concerning
                                            the Partnership."


            (b)......................       Cover page; "INTRODUCTION."

            (c)......................       "INTRODUCTION"; "SPECIAL FACTORS."

            (d)......................       "THE TENDER OFFER - Section 7.  Certain Information Concerning the
                                            Partnership -- Selected Financial Data."

            (e)......................       Not Applicable.

            (f)......................       "THE TENDER OFFER - Section 9.  Certain Information Concerning the
                                            Purchaser."

Item 2.     Identity and Background

This Rule 13e-3 Transaction Statement is being filed by LON-WAI Associates, L.L.C., a Delaware limited liability company. The Purchaser is an affiliate of the general partner of the Partnership. Information with respect to each of the filing persons can be found in the Offer to Purchase under captions listed below.

            (a)......................       Cover page; "THE TENDER OFFER - Section 9.  Certain Information Concerning
                                            the Purchaser."


            (b)......................       "THE TENDER OFFER - Section 9.  Certain Information Concerning the
                                            Purchaser."


            (c)......................       "THE TENDER OFFER - Section 9.  Certain Information Concerning the
                                            Purchaser"; "Schedule 1" to Offer to Purchase.


            (d)......................       "THE TENDER OFFER - Section 9.  Certain Information Concerning the
                                            Purchaser"; "Schedule 1" to Offer to Purchase.

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


            (e), (f).................       None of the persons with respect to whom information is provided in response to this Item was, during the last five years, convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the person being subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.


            (g)......................       Each of the persons with respect to whom information is provided in response to this Item is a citizen of the United States.

Item 3.     Past Contacts, Transactions
            and Negotiations

            (a)(1)...................       "THE TENDER OFFER - Section 7 - Certain Information Concerning the
                                            Partnership"; "THE TENDER OFFER - Section 8.  Conflicts of Interest and
                                            Transactions with Affiliates."

            (a)(2)...................       "THE TENDER OFFER - Section 7 - Certain Information Concerning the
                                            Partnership."


            (b)......................       "THE TENDER OFFER - Section 7 - Certain Information Concerning the
                                            Partnership."



Item 4.     Terms of the Transaction

            (a)......................       Cover page; "INTRODUCTION"; "SPECIAL FACTORS"; "THE TENDER
                                            OFFER - Section 1.  Terms of the Offer";  "THE TENDER OFFER - Section 11.
                                            Conditions of the Offer."

            (b)......................       Not Applicable.

Item 5.     Plans or Proposals of
            the Issuer or Affiliate

            (a)......................       "THE TENDER OFFER - Section 6. Future Plans."




            (b)......................       "THE TENDER OFFER - Section 6. Future Plans."


            (c)......................       "THE TENDER OFFER - Section 6. Future Plans."



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




            (d)......................       "THE TENDER OFFER - Section 6. Future Plans."


            (e)......................       "THE TENDER OFFER - Section 6. Future Plans."


            (f)......................       Not Applicable.

            (g)......................       Cover page; "INTRODUCTION"; "SPECIAL FACTORS - Effects of the Offer."

Item 6.     Source and Amount of Funds
            or Other Considerations

            (a)......................       "THE TENDER OFFER - Section 10.  Source of Funds."



            (b)......................       Filing Fees                    1,000
                                            Legal Fees                    50,000
                                            Fairness Opinion Fee          35,000
                                            Solicitation Expenses         30,000
                                            Printing costs                 5,500


                                            "THE TENDER OFFER - Section 13.  Fees and Expenses."

            (c)......................       "THE TENDER OFFER - Section 10.  Source of Funds."


            (d)......................       Not Applicable.

Item 7.     Purpose(s), Alternatives,
            Reasons and Effects


            (a)......................       Cover page; "INTRODUCTION;" "SPECIAL FACTORS - Purpose of the Offer."


            (b)......................       "SPECIAL FACTORS - Purpose of the Offer."


            (c)......................       "INTRODUCTION"; "SPECIAL FACTORS - Purpose of the Offer".

            (d)......................       Cover page; "INTRODUCTION;"; "SPECIAL FACTORS - Effects of the Offer";
                                            "SPECIAL FACTORS - Certain Federal Income Tax Consequences."

Item 8.     Fairness of the Transaction

            (a)......................       Cover page; "INTRODUCTION"; "SPECIAL FACTORS - Purchase Price
                                            Considerations and Fairness of the Offer."


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


            (b)......................       Cover page; "INTRODUCTION;" "SPECIAL FACTORS - Purchase Price
                                            Considerations and Fairness of the Offer."

            (c)......................       Not Applicable.

            (d)......................       Not Applicable.

            (e)......................       Not Applicable.

            (f)......................       Not Applicable.

Item 9.     Reports, Opinions, Appraisals
            and Certain Negotiations

            (a)......................       Cover page; "INTRODUCTION"; "SPECIAL FACTORS - Purchase Price
                                            Considerations and Fairness of the Offer"; "SPECIAL FACTORS - Fairness
                                            Opinion of Valuation Research Corporation."

            (b)......................       "SPECIAL FACTORS - Fairness Opinion of Valuation Research Corporation."


            (c)......................       "SPECIAL FACTORS - Fairness Opinion of Valuation Research Corporation."

Item 10.    Interest in Securities
            of the Issuer


            (a)......................       "INTRODUCTION"; "THE TENDER OFFER - Section 9.  Certain Information
                                            Concerning the Purchaser."

            (b)......................       Not Applicable.

Item 11.    Contracts, Arrange-
            ments or Understand-
            ings with Respect to
            the Issuer's
            Securities

            ......................          Not Applicable.

Item 12.    Present Intention and
            Recommendation of
            Certain Persons with
            Regard to the
            Transaction.

            (a)......................       Not Applicable.


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



            (b)......................       Not Applicable.

Item 13.    Other Provisions of
            the Transaction

            (a)......................       "THE TENDER OFFER - Section 4.  Withdrawal Rights".

            (b)......................       Not Applicable.

            (c)......................       Not Applicable.

Item 14.    Financial Information

            (a)......................       "THE TENDER OFFER - Section 7.  Certain Information Concerning the
                                            Partnership - "Schedule 2."

            (b)......................       Not Applicable.

Item 15.    Persons and Assets Employed,
            Retained or Utilized


            (a)......................       Not Applicable.

            (b)......................       "THE TENDER OFFER - Section 13.  Fees and Expenses."


Item 16.    Additional Information          Reference is hereby made to the Offer to Purchase
                                            including each appendix and schedule thereto
                                            and the related Letter of Transmittal, which
                                            are incorporated herein by reference.

Item 17.    Material to be
            Filed as Exhibits

            (a)......................       Not Applicable.

            (b)......................       Fairness Opinion of Valuation Research Corporation.

            (c)......................       Not applicable.

            (d)(i)...................       Offer to Purchase.


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



            (d)(ii)..................       Letter of Transmittal.

            (e)......................       Not Applicable.

            (f)......................       Not Applicable.


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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   Date: March 4, 1997

                   LON-WAI ASSOCIATES L.L.C.
                   By:  AP GP Win Master, L.P., Member

                       By:  AP GP Win Master, Inc., General Partner

                   By:  /s/ Michael L. Ashner
                   Name:    Michael L. Ashner
                   Title:   Vice President



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                                INDEX TO EXHIBITS

Exhibit No.       Title

(b)      Fairness Opinion of Valuation Research Corporation

(d)(i)   Offer to Purchase

(d)(ii)  Letter of Transmittal



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